Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, October 31, 2025.

To the Comisión Nacional de Valores (Argentine Securities Commission)

Ref.: Relevant Information.
To whom it may concern,
We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), has announced the availability of the fourth installment of the cash dividend in the amount of ARS 36,589,874,132.56.-, as from today’s date. This payment is made in accordance with the established payment schedule, in proportion to each shareholder’s holdings in the Bank, and as authorized by the Argentine Central Bank through Resolution “RESOL-2025-137-E-GDEBCRASEFYC#BCRA”, based on the accumulated results for the fiscal year ended December 31, 2024.
The dividend distribution is subject to a 7% withholding tax pursuant to Articles 97 and 193 of the Argentine Income Tax Law (as consolidated by Decree No. 824/2019, as amended).
The payment will be processed through the Bank’s Securities Department, located at Perón 430, Buenos Aires City. Shareholders may contact the Bank via email at: relaciones.institucionales@bancogalicia.com.ar

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183